SHEA HOMES LIMITED PARTNERSHIP

SHEA HOMES FUNDING CORP.

655 Brea Canyon Road

Walnut, California 91789

February 24, 2012

Via EDGAR and Hand Delivery

Ms. Pamela Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Shea Homes Limited Partnership and Shea Homes Funding Corp.
Amendment No. 3 to Registration Statement on Form S-4
Filed February 9, 2012
File No. 333-177328

Dear Ms. Long:

On behalf of Shea Homes Limited Partnership (“SHLP”) and Shea Homes Funding Corp. (together with SHLP and its subsidiaries, the “Companies,” “we,” “our” or “us”), this letter responds to your letter, dated February 15, 2012 (the “Comment Letter”), regarding the above-referenced Amendment No. 3 to Registration Statement on Form S-4, filed on February 9, 2012. The response of the Companies is set forth in ordinary type beneath the comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type. The references in our responses to Appendices A, B and C below refer to the appendices provided to you by our counsel under separate cover by hand delivery. The Companies’ Registration Statement on Form S-4, File No. 333-177328, as amended, is referred to herein as the “Registration Statement.”

Note 20. Segment Information, page F-76

1.

We have reviewed your response to comment three in our letter dated February 3, 2012. We note that your communities are combined into six divisions which are then combined to form your reportable segments. Please provide us with a specific and comprehensive discussion regarding how you determined that these six divisions qualified for further aggregation. In this regard, please ensure your

Ms. Pamela Long

Securities and Exchange Commission

February 24, 2012

discussion includes, but is not limited to, your consideration of the following factors by division:

•	Actual and budgeted results;
•	The product type and price points of the homes in each division;
•	The economic outlook in each geographic region;
•	Differences in labor availability, pay levels and unionization;
•	Why historic conditions required you to take impairments in some areas and not others; and
•	Economic metrics such as GAAP gross profit and net income (loss) by division.

We manage our homebuilding communities as operating segments in six divisions. Five operate under the Shea Homes brand in Southern California, San Diego, Northern California, Arizona and Colorado. The sixth is product based selling under the Trilogy brand in California, Arizona, Washington, Nevada and Florida. Each division is separately managed, reported upon and staffed. A division president, reporting directly to our Chief Operating Decision Maker (“CODM”), is responsible for the business affairs of each respective division.

Our divisions and management structure have developed over time as a result of additions to our product line and expansion into new geographic regions. Though our CODM periodically reviews and evaluates our business at the division level, we believe presenting our financial results by division would not be as useful to investors as a more geographically based segment presentation that is comparable to the segment presentation of other homebuilders.

In response to your comment letter, dated February 15, 2012, and after careful reconsideration of the geographic (which we continue to believe is the most significant aggregation criteria) and economic characteristics of the homebuilding communities within each division, we believe presentation of our six divisions into six geographically based reportable segments, Southern California, San Diego, Northern California, Mountain West, South West and Other, will appropriately reflect our homebuilding business activities and the different economic environments where we operate. We believe this presentation will help readers of our financial statements better understand our operating performance and make more informed decisions about our company in comparison to other homebuilders.

Accordingly, our six reportable segments will represent the aggregation of communities selling under both our Shea Homes and Trilogy brands into geographically similar reportable segments.

Reportable Segment	Brand	Location

Southern California	Shea Homes	Southern California

San Diego	Shea Homes	San Diego

Northern California	Shea Homes	Northern California
	Trilogy	Nipomo, California

Mountain West	Shea Homes	Colorado
	Trilogy	Washington

Ms. Pamela Long

Securities and Exchange Commission

February 24, 2012

Reportable Segment	Brand	Location

South West	Shea Homes	Arizona
	Trilogy	Arizona
	Trilogy	Nevada

Other	Trilogy	Florida

Our rationale and justification for this aggregation is set forth below.

Southern California

The Southern California reportable segment will consist of our 12 Shea Homes-branded communities in Los Angeles, Ventura, Orange County and the Inland Empire under management of the Southern California division president. Historically, the Southern California reportable segment included Trilogy-branded communities in Glen Ivy and La Quinta, California; however, the Glen Ivy community completed sales in 2009 and the La Quinta community is projected to be complete in 2012. In addition to their geographic proximity, these Shea-Homes branded communities have similar economic characteristics such as regulatory environments, vendors, construction techniques, processes and cycle times, products, class of customers and advertising methods. Land costs and home sales prices are generally higher in these communities than in communities in other reportable segments.

San Diego

The San Diego reportable segment will consist of our 10 Shea Homes-branded communities in greater metropolitan San Diego under management of the San Diego division president. In addition to their geographic proximity, these communities have similar economic characteristics such as regulatory environments, land costs, vendors, construction techniques, processes and cycle times, products, class of customers and advertising methods.

Northern California

The Northern California reportable segment will consist of our 13 Shea Homes-branded communities in Northern California and our single Trilogy-branded community in Nipomo, California. In addition to their geographic proximity, these communities have similar economic characteristics such as regulatory environments, vendors, land prices, construction techniques, processes and cycle times, products, class of customers and advertising methods. Historically, the Northern California reportable segment included the Trilogy-branded community in Rio Vista, California which was sold in 2009 and is no longer included in our results of operations.

Our Trilogy-branded community in Nipomo, California is comprised of one master planned community consisting of 1,120 lots of which 375 have closed at December 31, 2011. This community is not age restricted and is therefore marketed to all potential homebuyers desiring a primary or secondary residence. Homes sales began in 2005 with expectations this community would be completed by 2014 which has been substantially prolonged by the downturn in the homebuilding industry. Developed lots, infrastructure and a community center comprise most of the remaining assets. Our counsel has provided under separate cover, a paper copy of Appendix A to this letter (“Appendix A”), which presents the revenue, pre-tax loss, pre-tax profit, and total assets of this community as compared to our Shea Homes-branded communities in Northern California for 2009 through 2011. We hereby respectfully request confidential treatment for this material pursuant to Rule 83 of the Commission’s Rules of Practice. Pursuant to Rule 418 of the Securities Act, we have also requested this information be returned to the Companies promptly after the Staff’s review thereof.

Ms. Pamela Long

Securities and Exchange Commission

February 24, 2012

As illustrated in Appendix A, our Trilogy-branded community in Nipomo, California represented 9.6%, 11.3% and 12.7% of consolidated total assets at December 31, 2009, 2010 and 2011, respectively (an average of 11.1%); however, due to the market downturn, this community experienced material reductions in home sales and its total revenue was only 5.0%, 4.7% and 3.1% of consolidated total revenue in 2009, 2010 and 2011, respectively, and its pre-tax loss was (1.2)%, (5.4)% and (8.4)% of consolidated pre-tax loss, respectively.

Under these circumstances, given its aforementioned similar economic characteristics and its relative size and immateriality, we believe it appropriate to aggregate the Trilogy-branded community in Nipomo, California with the Shea Homes-branded communities in Northern California to form the Northern California reportable segment.

Mountain West

The Mountain West reportable segment will consist of our 9 Shea Homes-branded communities in Denver, Colorado and our single Trilogy-branded community in Redmond Ridge, Washington, each similarly operated as developers of master planned communities and sellers of finished homes thereon, encompassing residential amenities such as parks, hiking and bicycle trails, and community centers. These communities have similar economic characteristics including lower land costs and generally easier regulatory approval processes than communities in other states, particularly California. In addition, these communities have similar weather conditions which require similar construction techniques, materials, processes and cycle times and, ultimately, similar lifestyle attributes and product offerings that include similar exterior building materials such as hardboard siding and venting systems.

Our Trilogy-branded community in Redmond Ridge, Washington is a master planned community consisting of 1,107 lots of which 997 have closed at December 31, 2011. This community is age restricted and is marketed to potential homebuyers desiring an active outdoor lifestyle, similar to Colorado. Home sales began in 2001 and sales in this community are expected to be completed in 2013. Developed lots, house costs, and a community center comprise most of the assets.

Ms. Pamela Long

Securities and Exchange Commission

February 24, 2012

Our counsel has provided under separate cover, a paper copy of Appendix B to this letter (“Appendix B”), which presents the revenue, pre-tax loss, pre-tax profit, and total assets for our Trilogy-branded community in Redmond Ridge, Washington as compared to our Shea Homes-branded communities in Colorado for 2009 through 2011. We hereby respectfully request confidential treatment for this material pursuant to Rule 83 of the Commission’s Rules of Practice. Pursuant to Rule 418 of the Securities Act, we have also requested this information be returned to the Companies promptly after the Staff’s review thereof.

As illustrated in Appendix B, our Trilogy-branded community in Redmond Ridge, Washington represented 3.6%, 3.2% and 2.4% of consolidated total assets at December 31, 2009, 2010 and 2011, respectively. In 2009, 2010 and 2011, this community represented 4.7%, 4.8% and 3.1%, respectively, of consolidated total revenue and (5.2)%, 4.6% and (2.1)%, respectively, of consolidated pre-tax profit (loss), as the case may be.

Under these circumstances, given the aforementioned similar economic and lifestyle characteristics and its relative size and immateriality, we believe it appropriate to aggregate the Trilogy-branded community in Redmond Ridge, Washington with the Shea Homes-branded communities in Colorado to form the Mountain West reportable segment.

South West

The South West reportable segment will consist of our 17 Shea Homes-branded communities in Arizona and our single Trilogy-branded communities in Arizona and Nevada. Our Shea Homes and Trilogy-branded communities in Arizona are located in greater metropolitan Phoenix and, in addition to their geographic proximity, have similar economic characteristics such as lower market entry barriers, less risky regulatory approval processes (especially compared to California), vendors, land costs, construction techniques, processes and cycle times, and advertising methods. Additionally, our homes in these communities are more skewed to single story than communities in other reportable segments.

Our Trilogy-branded community in Arizona is a master planned community in Peoria consisting of 2,370 lots of which 2,054 have closed at December 31, 2011. This community is age restricted and is marketed to potential homebuyers desiring an active lifestyle community. Home sales began in 2004 and sales in this community are expected to be completed in 2014. Developed lots, house costs, a community center and amenities comprise most of the assets.

Our counsel has provided under separate cover, a paper copy of Appendix C to this letter (“Appendix C”), which presents the revenue, pre-tax loss, pre-tax profit, and total assets for our Trilogy-branded communities in Arizona and Nevada as compared to our Shea Homes-branded communities in Arizona for 2009 through 2011. We hereby respectfully request confidential treatment for this material pursuant to Rule 83 of the Commission’s Rules of Practice. Pursuant to Rule 418 of the Securities Act, we have also requested this information be returned to the Companies promptly after the Staff’s review thereof.

Ms. Pamela Long

Securities and Exchange Commission

February 24, 2012

As illustrated in Appendix C, our Trilogy-branded community in Peoria, Arizona represented 6.1%, 6.8% and 6.0% of consolidated total assets at December 31, 2009, 2010 and 2011, respectively. In 2009, 2010 and 2011, this community represented 6.8%, 6.4% and 8.0%, respectively, of consolidated total revenue and (43.0)%, (2.6)% and 57.8%, respectively, of consolidated pre-tax profit (loss), as the case may be. In 2009, we recognized a $195.7 million non-recurring pre-tax loss relating to this community resulting from our contribution of certain land under development into single member LLCs and the resultant sale of 90% of our interest in these LLCs to an unrelated party. In 2011, we sold our remaining 10% interest in these LLCs and recognized a $5.2 million non-recurring gain relating to this community. Though representing (41)% of consolidated pre-tax loss in 2009 and 54% of consolidated pre-tax profit in 2011, we believe these non-recurring transactions should not inhibit our ability to aggregate this Trilogy-branded community into the South West reportable segment.

Under these circumstances, given the aforementioned similar economic characteristics and its relative size and immateriality, we believe it appropriate to aggregate the Trilogy-branded community in Peoria, Arizona with the Shea Homes-branded communities in Arizona to form most of the South West reportable segment.

Our Trilogy-branded community in Nevada is in North Las Vegas, which is close in geographic proximity to Arizona, and faces a climate and regulatory environment similar to our Arizona communities. Land prices in our Nevada and Arizona communities are also generally lower than communities in other reportable segments. Furthermore, due to the volume of homes and subcontractor abilities in Arizona and Nevada, construction techniques, processes and cycle times are similar. Our Nevada community began operations in 2010 and is not material to our result of operations, comprising for the year ended December 31, 2011, 1.1% of consolidated total revenue and, at December 31, 2011, .06% of consolidated assets. Accordingly, we believe aggregating our Trilogy-branded community in Nevada into our South West reportable segment is the most appropriate disclosure.

Other

The Other reportable segment is comprised solely of our single Trilogy-branded community in Florida, which began operations in 2007 and is immaterial to our consolidated results of operations, comprising for the year ended December 31, 2011, 1.0% of consolidated total revenue and, at December 31, 2011, .06% of consolidated assets. Furthermore, this community’s geographic distance from our core operations in the West does not warrant inclusion in any other reportable segment.

****

The Companies hereby acknowledge that:

•        should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

Ms. Pamela Long

Securities and Exchange Commission

February 24, 2012

•        the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement on Form S-4 effective, does not relieve the Companies from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•        the Companies may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (720) 590-7137 or Andrew L. Fabens of Gibson, Dunn & Crutcher LLP at (212) 351-4034.

Sincerely,

/s/ Roberto F. Selva

Roberto F. Selva

Chief Executive Officer

cc:	Andrew L. Fabens, Gibson, Dunn & Crutcher LLP